

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

Paul Galvin
Chief Executive Officer
Safe & Green Holdings Corp.
990 Biscayne Blvd., Suite 501
Miami, Florida 33132

> **Re: Safe & Green Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2023**
> **File No. 333-271152**

Dear Paul Galvin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Leslie Marlow